Clark Holdings Inc.

List of Subsidiares

Name of Subsidiary	Jurisdiction of Incorporation	Direct Parent of Subsidiary
The Clark Group, Inc.	Delaware	Clark Holdings Inc.
Clark Distribution Systems, Inc.	Delaware	The Clark Group, Inc.
Clark Worldwide Transportation, Inc.	Pennsylvania	The Clark Group, Inc.
Highway Distribution Systems, Inc.	Delaware	The Clark Group, Inc.
Evergreen Express Lines, Inc.	Pennsylvania	The Clark Group, Inc.